Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2007	2008	2009	2010	2011

Earnings:
Pre-tax income	$361.9	$338.6	$382.2	$461.4	$524.3
Add: Fixed charges	97.6	130.0	154.5	150.1	161.8
Subtotal	459.5	468.6	536.7	611.5	686.1

Subtract:
Allowance for borrowed funds used during construction	4.0	4.0	8.3	5.5	10.4
Other capitalized interest	0.9	3.5	6.3	2.5	8.7
Total earnings	454.6	461.1	522.1	603.5	667.0

Fixed Charges:
Interest on long-term debt	88.7	106.6	143.6	141.8	154.8
Interest on short-term debt and other interest charges	6.4	21.0	8.4	5.9	5.2
Calculated interest on leased property	2.5	2.4	2.5	2.4	1.8
Total fixed charges	$97.6	$130.0	$154.5	$150.1	$161.8

Ratio of Earnings to Fixed Charges	4.66	3.55	3.38	4.02	4.12